# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USA Compression Partners, LP, CIK 0001522727
CUSIP: 90290N109
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 8117 Preston Road, Suite 510A, Dallas, Texas (TX), 75225
Date of event which requires filing of this statement: 06/10/2025
Filed by CIK 0001735742
Persons authorized to receive notices and communications: Krisy Lee, C.C.O., c/o EIG Veteran Equity Aggregator, L.P., 600 New Hampshire Ave NW, STE. 1200, Washington, District Of Columbia (DC), 20037, (202) 600-3304

## Reporting persons
- EIG Veteran Equity Aggregator, L.P. (CIK 0001735742): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,363,378; shared voting power 0; sole dispositive power 3,363,378; shared dispositive power 0; aggregate amount beneficially owned 3,363,378 (2.7% of the class)
  Comment: The reported aggregate amount of securities represents 3,363,378 Common Units issuable upon conversion of 67,306.25351 Series A Perpetual Preferred Units (the "Preferred Units"). Each Preferred Unit may be converted into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115. The reported percentage of class is calculated based on 117,582,364 Common Units outstanding as of May 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2025, as increased to include (i) the 4,204,223 Common Units issued to the Reporting Person as reported in this Statement and (ii) the 3,363,378 Common Units issuable upon conversion of the Preferred Units held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: USA Compression Partners, LP
Address of issuer's principal executive offices: 8117 Preston Road, Suite 510A, Dallas, Texas (TX), 75225
Comment:
This Amendment No. 11 ("Amendment No. 11") amends and supplements the statement on Schedule 13D filed by EIG Veteran Equity Aggregator, L.P. (the "Reporting Person") on February 4, 2019, as previously amended by Amendment No. 1 filed by the Reporting Person on February 1, 2021, Amendment No. 2 filed by the Reporting Person on February 1, 2022, Amendment No. 3 filed by the Reporting Person on May 2, 2022, Amendment No. 4 filed by the Reporting Person on March 3, 2023, Amendment No. 5 filed by the Reporting Person on October 31, 2023, Amendment No. 6 filed by the Reporting Person on December 21, 2023, Amendment No. 7 filed by the Reporting Person on January 26, 2024, Amendment No. 8 filed by the Reporting Person on April 8, 2024, Amendment No. 9 filed by the Reporting Person on June 18, 2024 and Amendment No. 10 filed by the Reporting Person on June 26, 2024 (collectively, the "Original Statement" and, together with this Amendment No. 11, this "Statement"), relating to the common units (the "Common Units") representing limited partnership interests of USA Compression Partners, LP (the "Issuer").

Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 11 shall have the meanings ascribed to them in the Original Statement.

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: No change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Statement is hereby amended and restated as follows: As of the date of this Statement, the Reporting Person beneficially owns an aggregate of 3,363,378 Common Units, or 2.7% of the total number of Common Units outstanding (calculated based on 117,582,364 Common Units outstanding as of May 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2025, as increased to include (i) the 4,204,223 Common Units issued to the Reporting Person as reported in this Statement and (ii) the 3,363,378 Common Units issuable upon conversion of the Preferred Units held by the Reporting Person). Each Preferred Unit is convertible into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115. Common Units which are to be issued upon conversion of the Preferred Units are beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: No change.
Transactions in the class effected during the past sixty days: Item 5(c) of the Statement is hereby amended and restated as follows: On June 3, 2025, the Reporting Person elected to convert 84,132.81 Preferred Units into 4,204,223 Common Units (the "Conversion Units"). On June 10, 2025, the Reporting Person effected an open market sale of the Conversion Units at a price equal to $23.60 per Conversion Unit.
Other persons with the right to receive dividends or sale proceeds: No change.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is hereby amended and restated as follows: As of June 11, 2025, the Reporting Person ceased to have beneficial ownership of more than 5% of the Common Units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No change.

## Signatures
- EIG Veteran Equity Aggregator, L.P.: By: EIG Veteran Equity GP, LLC, its general partner /s/ Matthew Hartman, Matthew Hartman, Managing Director (06/12/2025)
- EIG Veteran Equity Aggregator, L.P.: By: EIG Asset Management, LLC, its managing member /s/ Nick Williams, Nick Williams, Senior Vice President (06/12/2025)